UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42685

Namib Minerals

(Translation of registrant’s name into English)

71 Fort Street, PO Box 500,

Grand Cayman, Cayman Islands, KY1-1106

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Amended and Restated Promissory Note

As previously disclosed, on September 30, 2025, Namib Minerals (the “Company”) issued a promissory note with a face value of $3.5 million (the “Original Note”) to Cohen & Company Securities, LLC (“Cohen”) in connection with outstanding payment obligations to Cohen for certain services provided to the Company in connection with the Company’s completed business combination. On December 9, 2025, the Company amended and restated the Original Note (the “Promissory Note”) to limit the number of Company ordinary shares, par value $0.0001 (“Ordinary Shares”), that may be issued to Cohen under the Promissory Note without the approval of the Company’s shareholders. The terms of the Original Note are otherwise unchanged. Pursuant to the terms of the Promissory Note, the Company is obligated to make monthly payments in either cash or Ordinary Shares, at the Company’s discretion, for 12 months beginning on November 1, 2025. The first 11 monthly payments are to be in an amount equal to $300,000 and the last payment is to be $200,000. To the extent the Company elects to make payment in Ordinary Shares, the issue price of the Ordinary Shares will be calculated as the lesser of (i) 95% of the closing price on the Nasdaq Stock Market of the Ordinary Shares on the trading day immediately preceding the applicable payment date, and (ii) the arithmetic average of the Daily VWAP (as defined in the Promissory Note) for the five (5) trading days ending on the trading day immediately preceding the applicable payment date. The Promissory Note also provides resale registration rights to Cohen for Ordinary Shares issued in accordance with the terms thereof. Cohen is restricted from selling such Ordinary Shares on any trading day in an amount greater than 5% of the Trading Volume (as defined in the Promissory Note), without the prior written consent of the Company.

The foregoing description of the Promissory Note is a summary, does not purport to be complete, and is qualified in its entirety by reference to the Promissory Note, which is attached hereto as Exhibit 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amended and Restated Promissory Note, dated December 9, 2025, issued by Namib Minerals to Cohen & Company Securities, LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAMIB MINERALS

By:	/s/ Ibrahima Tall
Name:	Ibrahima Tall
Title:	Chief Executive Officer

Date: December 9, 2025

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